ZaZa Energy Corporation

1301 McKinney Street, Suite 2800

Houston, Texas 70170

February 14, 2014

VIA EDGAR
Ms. Caroline Kim
Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ZaZa Energy Corporation
Registration Statement on Form S-3
(File No. 333-192257)

Dear Ms. Kim:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, ZaZa Energy Corporation (the “Registrant”), and the subsidiaries of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-3 (File No. 333-192257), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective no later than 5:00 p.m. Eastern Time, on February 14, 2014.

The Registrants acknowledge that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrants also acknowledge that they may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-4501.

Very truly yours,

ZaZa Energy Corporation

By:	/s/ Scott Gaille
Scott Gaille
Chief Compliance Officer,
General Counsel and Secretary

ANNEX A

Co-Registrant	IRS Employer Identification Number
Toreador Resources Corporation	75-0991164

ZaZa Energy, LLC	27-0248842

ZaZa Holdings, Inc.	45-3083153

ZaZa Petroleum Management, LLC	27-4498299